SECURITIES AND EXCHANGE COMMISSION
                          Washington, D.C.  20549


                               SCHEDULE 14D-9

        Solicitation/Recommendation Statement Under Section 14(d)(4)
                  of the Securities Exchange Act of 1934
                              (Amendment No.  )


                 CAPITAL PARTNERS II, LTD. LIQUIDATING TRUST
                          (Name of Subject Company)


                 Capital Partners II, Ltd. Liquidating Trust
                     (Name of Person(s) Filing Statement)


                                Trust Units
                     (Title of Class of Securities)


                                   N/A
                  (CUSIP Number of Class of Securities)



                  Thomas W. Pauken, Liquidating Trustee
               Capital Partners II, Ltd. Liquidating Trust
                     5646 Milton Street, Suite 900
                         Dallas, Texas 75206

     (Name, address and telephone number of person authorized to receive notice and communication on behalf of the person filing statement)

                                  Copy to:

                             John S. Daniels
                             Attorney at Law
               6440 North Central Expressway, Suite 503
                           Dallas, Texas 75206
                              (214) 368-9405

[X] Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

                                Exhibit Index

Exhibit Number                               Description

    99 Joint Press Release issued by Subject Company and Sulzer Medica USA Holding Co. and affiliates on November 17, 2000.

                                 EXHIBIT 99.1


                                SULZER MEDICA

Winterthur, November 17, 2000                   Press Office

                                                Sulzer Medica Management AG
                                                CH-8401 Winterthur
                                                Switzerland
                                                Phone +41 52 262 72 92
                                                Fax +41 52 262 00 25

        Sulzer Medica to strengthen its ties with Tutogen Medical Inc.

Sulzer Medica and Capital Partners II, Ltd. Liquidating Trust today announced an agreement whereby Sulzer Medica will offer to purchase up to 50% of the interests of beneficiaries in Capital Partners II for approximately USD 30 million. Capital Partners owns over 50% of Tutogen Medical, Inc. (TTG) with which Sulzer Medica holds strategic agreements on the distribution and marketing of bone tissue for spinal and dental applications.

Sulzer Medica offers to purchase up to 21,627 Trust Units of Capital Partners II at a price of USD 1,387 each. The purchase would give Sulzer Medica a stake of approximately 50% in Capital Partners II. The Board of Trustees of the Trust has unanimously approved the agreement and the making of the tender offer. If Sulzer Medica is offered fewer then 8,651 Trust Units, representing approximately 20% of interests in the Trust, Sulzer Medica will have no obligation to complete the deal. The tender offer is valid for at least 20 working days.

Capital Partners II holds a majority of the shares of Tutogen Medical, Inc., which is engaged in the business of processing bone tissue, including human donor bone, or allografts, and in the distribution of specialty surgical products for neuro, orthopedic, reconstructive and general surgical applications. Sulzer Medica, which already has a stake of close to 10% in Tutogen, markets and distributes Tutogen's processed bone tissue products for spinal and dental applications. As a part of its strategy to continue the expansion of its spinal fusion product offering, Sulzer Spine-Tech will launch new Tutogen bone tissue products in the future.

Sulzer Medica, headquartered in Winterthur, Switzerland, develops, manufactures and markets implantable medical devices and biomaterials for the cardiovascular and orthopedic markets worldwide. The company's products include joint prostheses, spine implants, products for traumatology and oral rehabilitation, heart valves and vascular grafts. (Swiss Stock Exchange: SMEN;
NYSE: SM).

                        IMPORTANT LEGAL INFORMATION
The foregoing communications contain forward-looking statements within the meaning of the Safe Harbor Provisions of the U.S. Private Securities Litigation Reform Act of 1995 (the "Safe Harbor Provisions"). Sulzer Medica and Capital Partners II are under no obligation to (and expressly disclaim any such obligation to) update or alter their forward-looking statements as a result of new information, future events or otherwise. The Safe Harbor Provisions are not applicable to the foregoing communication to the extent that they constitute tender offer materials and have not been judicially determined to be applicable to such communication to the extent that they constitute soliciting materials.

Investors and security holders are strongly advised to read both the tender offer statement and the solicitation/recommendation statement regarding the tender offer referred to in this press release, which they become available, because they will contain important information. The tender offer statement will be filed by Sulzer Medica with the SEC and the solicitation/recommendation statement will be filed by Capital Partners II, Ltd. Liquidating Trust with the SEC.

Investors and security holders may obtain a free copy of these statements (when available) and other documents filed by Sulzer Medica and the Trust at the SEC's web site at http://www.sec.gov or copies may be inspected, without charge, at the public reference facilities of the SEC located at 450 Fifth Street, N.W., Washington, D.C. 20549 and at the regional office of the Commission located in New York, New York and Chicago, Illinois. Copies of these statements and other documents may be obtained from the SEC for a fee.

For Sulzer Medica:        Henner Alms, phone +41 (0)52-262 71 50

E-Mail:                   press-relations@sulzermedica.com

Investor Relations:       Gabriele Weiher, phone +41 (0)52-262 45 11
            in the USA:   Jim Johnson, phone +1 713-561 63 76

For Capital Partners II, Ltd. Liquidating Trust:
                          Thomas W. Pauken, Liquidating Trustee,
                          phone +1 214 378-9340

This press release is available on the Internet:
www.sulzermedica.com/media/mainpage.htm